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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     BancAmerica Capital Investors SBIC I, L.P.
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   (Last)                           (First)             (Middle)

   100 North Tryon Street, 25th Floor
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                                    (Street)

   Charlotte                     North Carolina          28255
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Bargo Energy Corporation (BARG)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if any entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     May 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Cumulative Redeemable Preferred       5/16/2001      J(01)           1,500,000   D      (01)     -0-            D(03)
Stock, Series B
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Common Stock                          5/16/2001      J(01)           821,546     D      (01)     -0-            D(03)
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Common Stock                          5/16/2001      J(02)           12,323,197  D      (02)     -0-            D(03)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
                                                                 SEC 1474 (7-97)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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====================================================================================================================================

Explanation of Responses:


BANCAMERICA CAPITAL INVESTORS SBIC I, L.L.C.
By: BancAmerica Capital Management SBIC I, LLC, general partner
By: BancAmerica Capital Management I, L.P., sole member
By:  BACM I GP, LLC, general partner

By:  /s/ J. Travis Hain                                          5/17/2001
---------------------------------------------------       ----------------------
Name:  J. Travis Hain                                              Date
Title:  Managing Director
** Signature of Reporting Person



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number


                                  Page 2 of 3                     SEC 1474(7-97)

This Statement is being filed by BancAmerica Capital Investors SBIC I, L.P. (the "Reporting Person").


(01) On May 16, 2001, Bargo Energy Corporation, a Texas corporation the ("Company"), redeemed in full all of the shares of the Company's Cumulative Redeemable Preferred Stock, Series B, par value $.01 per share (the "Series B Preferred Stock"), owned by BACI (as defined below) for a per share consideration of approximately $12.23, or $18,343,505.70 in the aggregate (the "Redemption"). Pursuant to Article X of the Stock Purchase Agreement dated as of May 14, 1999, by and among the Company and certain other parties thereto (including BACI), as amended, upon completion of the Redemption, the Company was entitled to repurchase 6.25% of the Common Stock originally issued to BACI, or 821,546 shares of Common Stock, for an aggregate purchase price of $30.00 (the "Repurchase"). The Repurchase was also completed on May 16, 2001. After the Redemption and the Repurchase, BACI continued to own 12,323,197 shares of Common Stock of the Company.

(02) On January 24, 2001, the Company and Bellwether Exploration Company, a Delaware corporation ("Bellwether"), entered into the Agreement and Plan of Merger (the "Merger Agreement"), which provided for, among other things, upon the terms and subject to the conditions thereof, the merger of the Company with and into Bellwether. Upon the consummation of the transactions contemplated by the Merger Agreement, the separate corporate existence of the Company ceased to exist and Bellwether was the surviving corporation (the "Merger"), which, effective as of the effective time of the Merger, changed its name to Mission Resources Corporation ("Mission").

On May 16, 2001, the Merger was consummated (the "Merger Effective Time"). Pursuant to the Merger Agreement, as a result of the Merger, each share of the Company's Common Stock outstanding was exchanged for approximately $0.45 in cash and 0.0958 shares of common stock of Mission ("Mission Common Stock"). As a result of the foregoing transactions, BACI received $5,566,036.15 in cash and received 1,180,233 shares of Mission Common Stock.

(03) As a result of the Repurchase, the Redemption and the Merger, the Reporting Person no longer beneficially owns any shares of the Company's Common Stock or Series B Preferred Stock. As a result of the foregoing, as of the date hereof, the Reporting Person ceased to be a Reporting Person subject to Section 16 of the Securities Exchange Act of 1934, as amended, in respect of securities of the Company.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number


                                  Page 3 of 3                     SEC 1474(7-97)